VIA EDGAR

June 2, 2017

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attn:    Martin James
Kate Tillan
Julie Sherman

Re:    Brunswick Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 17, 2017
File No. 001-01043

Dear Mr. James:

This letter is Brunswick Corporation’s response to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance dated May 18, 2017. We have reproduced below the Staff’s comment, as well as Brunswick’s response.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 28

1.
We see from the table on page 76 that your effective tax rate is significantly impacted by income generated in lower tax jurisdictions. We also note the growing impact of non-U.S. income taxed at different rates on your effective tax rate disclosed in Note 12 to your financial statements. In future filings please revise this section to explain the impact of non-U.S. lower taxed jurisdictions on your effective tax rate, including a discussion of the primary taxing jurisdictions where your foreign earnings are derived, the location of tax holidays and the relevant statutory rates in those jurisdictions. Discuss any uncertainties relating to the income tax rates or benefits you currently receive in those jurisdictions. Refer to Item 303(a)(3) of Regulation S-K.

Response:

We will address and incorporate the disclosure enhancements the Staff suggests in our future filings.

Thank you for your consideration of these matters. Please direct any questions regarding this response to my attention.

Sincerely,

/S/ WILLIAM L. METZGER
William L. Metzger
Senior Vice President and Chief Financial Officer